

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 16, 2017

Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

Re: NCR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-00395

Dear Mr. Fishman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   You state on page 4 that a significant portion of revenue is derived from your growing service-based business (including your cloud and hosted businesses) for which backlog information is not measured. In your slideshow presentation and the earnings call transcripts, you attribute the growth in cloud revenue to prior period bookings. Please revise to include a discussion of bookings in MD&A or advise. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Revenue and Operating Income by Segment, page 30

2.   You state that software revenue increased due to growth in all revenue streams, which include software license, software maintenance, cloud and professional services. You do not provide quantification to demonstrate the relative magnitude of each factor in your MD&A disclosures; however, we note such information is provided in your slide show presentations. Similarly, you attribute the flat growth in hardware revenue to growth in ATM and self-checkout revenue offset by declines in point-of-sale and IPS revenue without quantifying how each impacted your 2016 revenues. Please quantify the individual impact when two or more factors contribute to material changes in the operating segment revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Form 8-K Filed July 20, 2017

3.   We note your presentation on non-GAAP gross margin and non-GAAP gross margin rate for each of your software, services and hardware segments in Exhibit 99.2. In your future presentations, please revise to present the most directly comparable GAAP financial measure and provide a reconciliation to such measure. Refer to Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                            Sincerely,

                                            /s/ Kathleen Collins

                                            Kathleen Collins
                                            Accounting Branch Chief
                                            Office of Information Technologies
                                            and Services